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The Noble Round
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Andrew Yang ◁▨▨▨▨▨▨▨▨▨▨▷   Wed, Oct 29, 2025 at 8:03 AM
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The Noble Round

ANDREW YANG

OCT 29



♡   💬   ⬆️   🔄   READ IN APP ↗

"You guys should totally do a community investment round for Noble Mobile."

This text came from Jonny Price, President of Wefunder and a good friend, a few weeks back.

I read it and thought, "Gosh, he's right." It wasn't appealing back when we were preparing for launch and trying to stay under wraps, but now it makes total sense.

I've always loved community rounds for a bunch of reasons:

1. It makes investing more accessible to normal people.

2. It gives a company a chance to reward and activate early adopters.

3. It democratizes the kind of returns that an early-stage company can generate.

Community rounds have become more popular since the JOBS Act of 2012 which opened it up beyond accredited investors (i.e. rich people) to everyone.


noble
mobile
GET PAID
TO USE
YOUR
PHONE
LESS
Cash back for wireless
data you don't use

For Noble, we already planned to do something special for our first customers. And this way, we could get a group of people who were excited to promote the company on multiple levels; maybe they just love the idea of people being paid to log off and look up.

With investors like Scott Galloway and Corazon Capital, Noble already has a level of resources and institutional credibility. But there's nothing like a movement of people to kickstart widespread adoption and awareness. We all love to trumpet things that we have a stake in, whether it's emotional or financial.

And so, I'm pleased to announce our community round for Noble! We are holding a small allocation for people to invest with a thought of maybe doing more if there's a lot of enthusiasm. One can invest for as little as $100. Click here to check out the raise. As you can tell, it's less about the money and more about giving people a chance to participate.

For those of you who are new to Noble, we charge $50 for unlimited monthly data but users get a $20 cashback bonus at the end of each month based on data use. So you literally get paid more if you doomscroll less, and we pay a 5.5% interest rate on your savings. We want to be your friend both saving you money and making it easier to look up and be present. I'm personally motivated by the fact that Americans are overpaying for our data by a factor of 2; I switched from Verizon and went from paying $140 a month to $48. For the average American household, that's a big deal.

We can save Americans billions of dollars on their data AND reward people for seeking experiences in the real world and not on a screen. Hope that sounds like a noble mission to be a part of.

To check out the Noble community round click here. Offline's no-phone party is coming to Brooklyn, Chicago, San Francisco and Los Angeles in November if you want to come out for a night and leave your cares at home.

Legalese: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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© 2025 Andrew Yang

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